UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐   No ☒

Other Events

On January 16, 2014, GW Pharmaceuticals plc (the “Company”) provided notification that application has been made to the London Stock Exchange for admission to trading on the Alternative Investment Market (AIM) of 1,888,480 new ordinary shares of 0.1p each.  These new ordinary shares are being issued pursuant to the exercise of warrants held by funds managed by Great Point Partners.  The warrants represent 50% of the warrants issued to Great Point Partners in August 2009 which were due to expire in August 2014.  On exercise, the new ordinary shares will be issued, credited as fully paid and will rank pari passu with the Company’s existing ordinary shares in issue. It is expected that admission will become effective on January 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: January 16, 2014